EX-16.1


                                     August 7, 1998




Securities and Exchange Commission
Washington, DC  20549


Ladies and Gentlemen:

     We were previously principal accountants for Dynex Capital, Inc. and under the date of February 4, 1998, we reported on the consolidated financial statements of Dynex Capital, Inc. and subsidiaries as of and for the years ended December 31, 1997 and 1996. On July 21, 1998, our appointment as principal accountants was terminated. We have read Dynex Capital, Inc.'s statements included under item four of its Form 8-K dated July 21, 1998 and we agree with such statements, except that we are not in a position to agree or disagree with Dynex Capital, Inc.'s statement that the change was approved by the audit committee of the board of directors.


                                   Very truly yours,


                                   KPMG PEAT MARWICK LLP